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EXHIBIT 99.1

Barington Capital Group, L.P.	Clinton Group, Inc.
888 Seventh Avenue	9 West 57th Street
New York, NY 10019	New York, NY 10019

January 29, 2008

The Board of Directors

Dillard’s, Inc.

1600 Cantrell Road

Little Rock, Arkansas 72201

To the Board of Directors of Dillard’s, Inc.:

As representatives of a group of stockholders that owns over 5.3% of the outstanding Class A Common Stock of Dillard’s, Inc., we believe that the vast value potential of the Company is not being realized. In our opinion, if the Company were more effectively managed it would be worth substantially more than its current stock price. Furthermore, Dillard’s sizable asset base provides the Company with a number of untapped options to create additional value for stockholders.

Given the Company’s poor share price performance over the past six months, we are convinced that Dillard’s is an undervalued asset with tremendous opportunity for improvement:

▪

Dillard’s $7.5 billion revenue base offers significant margin leverage capable of producing sizable cash flow gains from any future operating improvements. The Company’s geographic concentration, especially in high-growth areas of the Southeast and Southwest United States, offers unique regional opportunities for its 331-store portfolio. Furthermore, the Dillard’s brand name is well-regarded in the department store sector and the Company has received above average scores in the area of customer loyalty according to a recently released survey by Brand Keys.[1] Clearly, Dillard’s has the scale and brand recognition to be a successful retailer.

▪

As Dillard’s trailing twelve month operating free cash flow margin[2] is 2.4% versus 7.7% for its department store peer group,[3] we believe that stockholders can realize enormous upside if margins can be improved to the levels achieved by the Company’s peers. We see a number of opportunities to immediately reduce the Company’s cost base, including by improving sourcing, rationalizing SG&A expenses and lowering capital expenditures. We also believe that there are a host of initiatives in inventory management and merchandising that can drive customer traffic and enhance margins. Among other things, we believe that Dillard’s needs to tighten its current assortment of offerings and vendors

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[1]	DNR, January 14, 2008, p. 40.

2 Calculated as EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) less capital expenditures.

3 Department store peer group comprised of Bon Ton Stores Inc., Gottschalks Inc., Macy’s, Inc., J.C. Penney Company, Inc., Nordstrom Inc., Kohl’s Corp., Saks Inc. and Stage Stores Inc.

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and consider a more regular promotional cadence, as its stores, in our opinion, are over-inventoried. In addition, we believe that Dillard’s needs to embark upon an aggressive re-merchandising effort that features new vendors (including exclusive offerings) and updated private label and in-house collections to differentiate its value proposition for customers. Furthermore, it is our belief that the Company needs to enhance its brand marketing by adding more image and lifestyle campaigns that communicate a revitalized message to the marketplace. We are convinced that each of these initiatives would add excitement and newness to the Dillard’s shopping experience and attract customers to its stores.

▪

Dillard’s owns approximately 75% of its store portfolio, comprised of approximately 42 million square feet of retail real estate. Currently, the Company’s shares trade at only 0.5x its tangible book value of approximately $32.50 per share. This represents a significant discount to the Company’s peer group, which trades at an average tangible book value multiple of approximately 2.0x.[4] We also believe that Dillard’s tangible book value is understated, since the current market value of the Company’s owned real estate far exceeds its depreciated book value. In fact, in a November 26, 2007 research report, Deutsche Bank estimated Dillard’s net asset value before taxes to be $59 per share. Deutsche Bank also notes that “actions taken to unlock the Company’s real estate value would be positive for the shares, as the NAV [net asset value] for Dillard’s [is] greater than the value based solely on operating fundamentals.” It is our belief that there are a number of measures that the Company can take to enhance the value of its real estate portfolio, including converting certain properties to higher and better use, closing underperforming stores and engaging in sale/leaseback transactions.

As you know, Barington has attempted to reach out to you and William T. Dillard, II, the Company’s Chairman and Chief Executive Officer, several times over the past six months to discuss measures to improve shareholder value. Unfortunately, it appears to us that you have not only ignored our letters but have also done little to improve the Company on your own initiative, as Dillard’s financial results have gone from bad to worse since our initial communication in June 2007:

▪	Dillard’s monthly same store sales growth rate during the six-month period from July 2007 to December 2007 averaged (4.8)%, approximately 200 basis points worse than the same period the prior year.

▪

Dillard’s generated operating losses of $(24.5) million and $(6.5) million for the second and third quarters ended August 4, 2007 and November 3, 2007, respectively. The resulting average margin was (0.9)% – a 300 basis point drop in profitability from the same period last year. In contrast, Dillard’s peer group generated an average operating income margin of approximately 4.5% for the second and third quarters of 2007, which was roughly equivalent to the prior period.

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4 Calculation excludes Macy’s, Inc. as its price to tangible book value multiple is (17.3)x due to the impact of the goodwill and other intangible assets associated with its 2005 acquisition of May Department Stores.

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▪

Dillard’s stock price has fallen by approximately 52% from June 30, 2007 through the close of trading on January 25, 2008, erasing more than $1.5 billion in shareholder value. The Company materially underperformed its peers during this time period, as measured by the S&P Retail Index, a leading benchmark for the industry, which fell by approximately 23% over the same period.

The disappointing financial performance of Dillard’s must be addressed. While we acknowledge that the market conditions in the department store sector have been challenging over the past few quarters due to concerns with a weakening U.S. economy, the magnitude of Dillard’s recent weak results cannot be attributed to the economy alone. Unfortunately, the past few quarters are but a continuation of Dillard’s history of chronic underperformance. As we have noted in prior correspondence, on average, Dillard’s same store sales growth rate has lagged its peer group by nearly 400 basis points per annum over the past five years. Furthermore, Dillard’s has not posted an increase in annual same store sales since 1999.

We note that the Company repurchased approximately 5.2 million shares (nearly 7% of the total shares outstanding) during the third quarter ended November 3, 2007 at an average price of $21.46 per share. The fact that the Company elected to repurchase such a large percentage of its shares indicates to us that management also believes that Dillard’s is significantly undervalued at its current stock price levels. While we believe the Company’s decision to repurchase a sizable amount of its shares is a positive step, it fails to address the myriad of other opportunities to create long-term value. Further measures, including those outlined in this letter, need to be taken.

Dillard’s can and must deliver considerably better financial and share price performance. As significant stockholders of the Company, we are committed to taking all actions necessary to enhance shareholder value.

Sincerely,

/s/ James A. Mitarotonda	/s/ Michael A. Popson

James A. Mitarotonda	Michael A. Popson
Chairman and Chief Executive Officer	Managing Director
Barington Capital Group, L.P.	Clinton Group, Inc.